

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2015

<u>Via E-mail</u>
Mr. Ali Kharazmi
Chief Executive Officer
Bling Marketing, Inc.
720 Paularino Avenue
Costa Mesa, California 92626

> **Re: Bling Marketing, Inc.**
> **Form 8-K**
> **Filed January 6, 2015**
> **File No. 333-192997**

Dear Mr. Kharazmi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed January 6, 2015</u>

<u>General</u>

1. We note disclosure on page 3 that you entered the Agreement and Plan of Merger on December 26, 2014 and closed on the transaction on December 29, 2014, but you did not file the Form 8-K relating to this transaction until January 6, 2015. In future filings, please file or furnish a Form 8-K within four business days after the occurrence of the event pursuant to Form 8-K instructions. Note that untimely filings such as this render you ineligible to use Form S-3 for a period of twelve months plus any portion of a month immediately preceding the filing of a registration statement.

2. Under an appropriate subheading, please describe any related party transactions that are required to be disclosed under Item 404 of Regulation S-K. Note that the threshold for disclosure is the lesser of $120,000 or one percent of the average of NuGene's total assets at year end for the last two completed fiscal years.

Item 1.01 Entry Into a Material Definitive Agreement, page 3

3. We note disclosure that each recipient of the stock dividend will receive 14.04 additional shares of common stock for every share of common stock held. However, section 2.1(c) of the Agreement and Plan of Merger filed as Exhibit 2.1 assumes that the company has given effect to a 15.04 to 1 stock dividend in setting the conversion ratio for the merger. Please revise to reconcile these inconsistencies.

4. We note disclosure of the issuance of 1,917,720 shares of your series A Preferred stock. Please disclose here that the preferred stock is convertible into common stock at a ratio of one to one, has the right to elect a majority of the board of directors and has three votes for every vote available to the common stock.

5. Please disclose that this is a reverse merger transaction. Also, please describe the terms of the merger in this section, including the number of common and preferred shares issued as consideration to holders of both common and preferred shares of NuGene International, Inc.

Item 2.01 Completion of Acquisition of Disposition of Assets, page 4

6. We note your summary of the Agreement and Plan of Merger on page 3. Please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

    • The identity of the persons from whom the common shares of Bling Marketing, Inc. were acquired and the nature of any material relationship between such persons and the registrant or any of its affiliates, or any director or officer of the registrant, or any associate of any such director or officer;

    • The nature and amount of consideration given or received for the all of the issued and outstanding shares of Bling Marketing, Inc. including the number of shares of Bling Marketing, Inc. you received, as well as all of the consideration given for such shares. In this regard, we note that Section 4.6 of the Agreement and Plan of Merger filed as Exhibit 2.1 contemplates a warrant for the purchase of up to 500,000 shares of common stock at a price of $2.50 per share. Please clearly describe the identity of the person or persons in possession of the warrant and the consideration given or received for such warrant; and

    • The formula used to determine the amount of consideration.

7. Please revise to discuss whether the board and shareholders of Bling Marketing, Inc. approved the Share Exchange Agreement and how approval was obtained.

Item 3.02 Unregistered Sales of Equity Securities, page 4

8. Please revise your disclosure to provide the dates of sale of your securities sold, the consideration, and the terms of conversion or exercise of your warrants and automatic conversion promissory notes pursuant to Item 3.02(a) of the Form 8-K Instructions and Items 701(a), (c) and (e) of Regulation S-K.

Item 5.01 Changes in Control of Registrant, page 5

9. We note disclosure that eight prior shareholders will own approximately 66.47% of the outstanding common stock and that two shareholders voting as a class are empowered to elect a majority of the board of directors. Please revise to disclose the identity of the persons who acquired control, the basis of the control, including the percentage of "voting" securities of the registrant now beneficially owned by the persons who acquired control and identify the person(s) from whom control was assumed. See Items 5.01 (a)(1), (3) and (6) of the Form 8-K Instructions.

Item 8.01 Other Events, page 6

Description of Business, page 6

History, page 6

10. Please disclose in this section that Bling Marketing, Inc. was a shell company until you changed your status as disclosed in your Form 8-K filing on September 11, 2014.

The NuGene Industry and the Overall Market, page 7

NuGene History, page 7

11. We note the disclosure on page 28 in the risk factor "Because we have a limited operating history. . .". Please revise this section to clearly describe that you are an early stage company and your operations to date have been primarily focused on your formation, the hiring of your management team, etc.

12. Please revise this section to clearly describe your current operations, versus your intended operations. We note disclosure that during the first nine months of 2014 you "distributed" product nationally through medical offices and medical spas. We also note disclosure on page 22 in the risk factor "We depend on wholesalers for the majority . . ." that 68% of your cosmeceutical revenues were from an affiliate and 32% from select wholesale distributor(s).

13. Please revise this section to clearly describe your customers. Please also clearly disclose the geographic area in which you are selling your products.

License with Kathy Ireland Worldwide, Inc., page 9

14. Please disclose that you are required to submit a business plan for the review and approval by the licensor within 90 days of the agreement and that if you have not launched products under this agreement by April 15, 2015, the licensor may terminate the agreement. Please also clearly state whether you have products to market under this agreement, if so, please describe such products, describe the status of the submission and approval of your business plan by the licensee and whether you intend to launch products by April 15, 2015.

Overview, page 10

15. Please revise to provide a section on management's discussion and analysis that is fully responsive to the requirements of Item 303(A)(1)-(3) of Regulation S-K. For the liquidity discussion, at a minimum, you should: i) discuss the sources and amounts of cash you will need to sustain operations for the next twelve months; ii) quantify the extent to which you are currently using funds in your operations on a monthly basis; and iii) discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

Our Products, page 12

16. We note the description of various Skincare and Hair care products. Please describe the stage of development of these products and clearly explain whether these are your current or intended products. Please also identify any products that are licensed from third parties.

Pharmaceutical Products, page 13

17. We note disclosure that you have initiated preclinical FDA work for a new topical drug for the treatment of burns. Please briefly discuss the steps that will be necessary to develop and market this drug and the timeframe for when you expect to take those steps. Throughout disclosure elsewhere, please also distinguish the pharmaceutical products, which do not appear to be ready to market, from your cosmeceutical products.

Management and Directors, page 46

18. We note that disclosure of the names and titles of your key management on page 25 in your risk factor "If we are unable to attract . . ." are not consistent with the names and titles of your management in this section. We also note disclosure on page 6 that Ms. Kurland submitted her resignation as director. Further, we note disclosure here that Ms. Kurland is named as a director. Please revise to make these disclosures consistent.

M. Saeed Kharazmi, page 47

19. Please revise to describe the terms "UCR", "HS", and "UCR Health".

Executive Compensation, page 49

Summary Compensation Table, page 49

20. We note your disclosure that no officer received total annual compensation in excess of $100,000 during the years ended December 31, 2013 and 2012. However, you must still disclose compensation for your principal executive officer, regardless of compensation level. Please see Item 402(m)(2) of Regulation S-K and the instructions thereto.

Exhibits, page 53

21. We note that you have not filed signed versions of a number of your exhibits. Please file signed and completed versions of exhibits 2.1, 4.1, 10.1, 10.2, 10.5 and 10.6, with your next amendment. Please also file a dated exhibit 10.3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Aaron Grunfeld, Esq.